DAVID M. RISLEY	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	PHONE: (734) 241-4074
FAX: (734) 457-2005

March 9, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549-0404
Attn: John Hartz

RE:	Form 10-K for Fiscal Year Ended April 30, 2005
Forms 10-Q for Fiscal Quarters Ended July 30, and October 29, 2005
File No. 1-9656

Dear Mr. Hartz:

This letter is being sent in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated February 3, 2006 (the “Comment Letter”), addressed to me.

        For convenience of reference, we have set forth your comments below, followed by our response.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2005

General

1.

Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible.

3.

In addition you should provide a more comprehensive analysis of certain critical issues that have affected you recently. For example, the most important financial changes in 2005 were your substantial increase in SG&A and the significant decrease in cash flows from operations. You describe the opening and acquisition of stores as the cause for the increase in SG&A. However there is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. It is unclear whether the substantial decrease in operating income will continue, at least as it relates to this specific issue. Similarly when you discuss cash flows from operations you list the reasons for the decrease, yet leave no underlying analysis as to whether this development is temporary, or simply expected to continue.

4.

Please confirm to us that you will provide more in-depth analysis regarding the significant changes in your operations, financial condition and liquidity. Refer to Item 303(a) (3) of Regulation S-K, FRR 501.04., and Interpretive Release 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Responses 2 – 4:
In filing our Form 10-Q for the quarter ended January 28, 2006, we provided more in-depth analysis for changes in our operations, financial condition and liquidity. We feel that our past analyses have been comprehensive, but we do understand the Commission’s comments and in future filings, we will make a conscientious effort to provide more in-depth and quantitative analyses of our financial results. Specifically, we will: (i) if possible, individually quantify each incremental impact when more than one business reason is discussed for the reason for the change between periods in our financial statement line items; (ii) ensure that the reader understands whether the critical issues have a short-term or long-term impact on the item we are describing; and (iii) where possible, ensure that the reader understands whether a change in cash flows is temporary or a continuing trend in our business environment.

Contractual Obligations

5.	Please revise your table of contractual cash obligations to include the following:

Estimated interest payments on your debt; Planned funding of pension benefit obligations; and Estimated payments under your interest rate swap agreements and foreign exchange contracts, if applicable.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Response:
In our Form 10-Q for the quarter ended January 28, 2006, we updated the contractual obligation table to incorporate the estimated interest payments on our debt. At the current time we are not required to fund any of our pension plans, but may fund a discretionary amount during the year depending on the circumstances at year end. In our Form 10-Q for the quarter ended January 28, 2006, we added commentary under our contractual obligations table denoting this. Additionally we noted the 2006 funding requirement in Note 12 of our Form 10-K for the year ended April 30, 2005. Our interest rate swap agreements both have a $5.0 million notional amount. The fair value of our interest rate swaps and our foreign exchange contracts amounted to less than $0.2 million at the end of our fiscal 2005 year. On our Form 10-Q for the quarter ended January 28, 2006, we added comments with respect to our interest rate swap agreements in the section following our contractual obligations table. No amounts were included due to the immaterial nature of these commitments.

Financial Statements

Note 6 – Accrued Expenses and Other Current Liabilities

6.

We note that you have a substantial amount of other current liabilities. We assume this includes certain general accruals. In future filings, please consider the requirement to state separately any current liability that exceeds 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X for further guidance. Please also consider Rule 5-02.24 concerning your other long-term liabilities.

Response:
Although we do have a process for obtaining disclosure items under Rule 5-02 of Regulation S-X, we did note that due to the acquisition of retail stores that were made in the latter part of the fourth quarter of our year ended April 30, 2005, our customer deposits liability was marginally above the 5% threshold (it was 5.7%) and was not picked up in our original filing. The amount was (and remains) well below the 10% threshold required on a quarterly basis. Our Form 10-K for the year ending April 29, 2006 will contain the caption for customer deposits and we will provide balances for all years presented. This is the only additional item in current liabilities that met the threshold for separate disclosure. There are no items in our other long-term liabilities that met the 5% threshold of total liabilities.

Note 20 – Variable Interest Entities

7.

You indicated that current accounting standards required you to record the capital contribution as income in the current period to offset previously recorded losses. Please provide support for your conclusions and cite the appropriate accounting literature to support your conclusion.

Response:
La-Z-Boy consolidated this VIE (an independently owned, La-Z-Boy branded retail furniture store with only one equity holder) under Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46”), because of its receivable balances and lease guarantees, even though it had no equity ownership. However because the value of the equity holder’s ownership was reduced to zero, La-Z-Boy recorded 100% of all losses. During fiscal 2005 the equity holder contributed additional equity of $2.0 million. We believe that the closest analogy to authoritative guidance pertaining to our situation would be EITF 02-18 Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition (“EITF 02-18”). Although EITF 02-18 addresses how an investor should account for an additional interest acquired in an investee, in the absence of direct guidance we believe EITF 02-18 is also applicable to La-Z-Boy since as a lender to this VIE, La-Z-Boy would be the beneficiary / recipient of any losses funded by the Owner. Therefore, it is appropriate to look to EITF 02-18 in order to determine the accounting for the Owner’s additional contribution and the impact of such contribution on La-Z-Boy. Under this guidance, the additional $2.0 million capital contribution by the Owner should be accounted for as funding of prior losses in La-Z-Boy’s consolidated financial statements since:
  The VIE's additional equity investment was acquired directly from the Owner, as opposed to a third party;
  The Owner received no additional fair value compared to the fair value of consideration it paid for the additional investment;
  The Owner's equity ownership interest did not increase as a result of the Owner's additional investment;
  The Owner’s equity remained junior to the variable interests held by La-Z-Boy.

Accordingly by analogy to EITF 02-18 where the owner would expense its contribution of additional equity, we believe it was appropriate for La-Z-Boy to reverse losses previously recorded, that were substantially funded by the equity holder. As La-Z-Boy had previously recorded more than $2.0 million of losses from this VIE the entire additional cash equity contribution by the owner should be recorded as income in the period received to offset these losses.

8.

We note that you acquired certain previously consolidated VIEs, in 2005. In future filings, if material, please provide all appropriate disclosures required by FAS 141, paragraphs 51-58 concerning acquisitions.

Response:
These acquisitions accounted for less than 1% of total consolidated sales for the year ended April 30, 2005. In Note 14 to the consolidated financial statements we did note this fact, reflecting the immaterial nature of these transactions. Given that these were not considered to be material business combinations we did not include any of the disclosures required by paragraph 51-58 of FAS 141. In future filings we will include similar commentary in our VIE’s footnote, indicating that such acquisitions are not considered to be material business combinations, if applicable.

In connection with your comments and our responses, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in our filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ David M. Risley
David M. Risley
Chief Financial Officer